Exhibit 99.8

Shaw Industries Selects NICE Sales Performance Management to
Manage Complex Incentive Plans

The company will use NICE SPM to manage retailers' incentives

Hoboken, N.J., – February 27, 2017 – NICE (Nasdaq:NICE) announced today that Shaw Industries Group, Inc., a subsidiary of Berkshire Hathaway, has selected NICE cloud-based Sales Performance Management (SPM) to handle incentives for retailers and retail sales associates. As part of the retailer incentive project, NICE SPM will manage incentive planning, calculations, rebates, retailers' statements, reports, inquiries and disputes.

Shaw Industries chose NICE SPM over several competitors due to its flexibility to adapt to its business needs, and ability to address the complexity of its retailer incentive requirements. Particularly, the Sales Support team at Shaw was looking for better control and visibility over its complex rebate programs.

"After a very thorough review process, our team was confident that adopting the NICE solution would allow us to better align our retailers' incentives with organizational goals. We believe our partnership with NICE will provide an infrastructure to streamline our processes and to optimize our retailers' incentives," said Alan Hundley, VP, Residential Operations, Shaw Industries, Inc.

"We are proud to have been selected by Shaw, a company recognized for its high-performance standards," said Yaron Hertz, President, NICE Americas. "This further reinforces the flexibility of our sales compensation system and its competitive advantage in handling complex business rules based on multiple, real-time data variables."

About NICE SPM
NICE Sales Performance Management (SPM) helps large organizations manage sales compensation to improve sales performance. NICE SPM handles complex incentive compensation management (ICM) needs, automates sales operation processes, manages territories and quotas, and delivers sales performance analytics. For more information, see, www.nice.com/icm.

About Shaw Industries
Shaw Industries Group, Inc. offers a diverse portfolio of carpet, hardwood, laminate, resilient, tile & stone flooring products, synthetic turf and other specialty items for residential and commercial markets worldwide via its brands Anderson, Patcraft, Philadelphia Commercial, Shaw Contract, Shaw Floors, Shaw Hospitality, Shaw Sports Turf, Southwest Greens, Tuftex, USFloors and more. Headquartered in Dalton, Georgia, Shaw is a wholly owned subsidiary of Berkshire Hathaway, Inc. The company employs more than 20,000 associates with offices; R&D, manufacturing, warehousing and distribution locations; product showrooms; and/or salespeople throughout the U.S., as well as Australia, Belgium, Brazil, Canada, Chile, China, India, Mexico, Singapore, United Arab Emirates, and the United Kingdom. For more information, visit http://shawinc.com.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.